FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2020 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On July 22, 2020, the Registrant announced its Presentation at The Sensor
Show Online Addressing IoT Sensors for the Industrial and Harsh
Environments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 22, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor to Present at the Sensor Show Online Addressing IoT Sensors for the Industrial and Harsh Environments

Company’s advanced sensor platform provides market-leading imaging and non-imaging technology solutions with high performance, reliability and accuracy

MIGDAL HAEMEK, Israel, July 22, 2020 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its participation at The Virtual Sensor Show & Congress 2020 and its online presentation, “IoT Sensors for The Industrial and Harsh Environments” presented by Mr. AJ ElJallad, Senior Sales Director of Sensors & Displays Business Unit on July 23, 2020 at 15:10 CET as part of the IoT, Industrial & Manufacturing session (track B).

The presentation will show how our advanced devices can be integrated on conventional CMOS platforms to create highly differentiated environmental, radiation, and magnetic sensors that are scalable in feature, highly efficient, ultra-miniature, cost competitive, and suitable for applications operating in harsh environments, exposed to various gasses, chemicals, moisture, and high temperature in systems that require high reliability and accuracy. The session will discuss the platform’s distinctive capabilities, including the embedding of AI circuits and smart sensing for enhanced automation and IoT communication to the cloud on the same chip. In addition, it will specifically cover how these highly flexible platforms’ features can be utilized for various radiation monitoring applications such as monitoring of UV based sterilization as required, for example, at present times for COVID-19 needs.

Tower Semiconductor provides a broad range of best-in-class non-imaging sensor technology solutions and IPs addressing the complex, extensive and dynamic sensing needs rising in today’s global markets including the industrial, medical, automotive, and consumer industries. The Company offers technological platforms for fabricating diverse sensing devices, including unique ionizing radiation, UV and magnetic field sensors. These platforms enable incorporating the device application on the Company’s well-established CMOS processes, allowing the sensing functionality to be embedded directly into a SoC architecture, providing ultra-low power design and fabrication of devices for the environment, while maintaining outstanding sensitivity and reliability.

For more information about The Virtual Sensor Show and Congress, agenda, and attending Tower’s online presentation, please visit the event’s website.

For more information about Tower Semiconductor’s Non-Imaging technology solutions, please click here.

For more information about Tower Semiconductor’s process technology offerings, please click here

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact:               Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Noit Levy | +972-4-604-7066 | noitle@towersemi.com